SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

April 7, 2022

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that Fitch Ratings has affirmed the credit rating of Credicorp Ltd. (Credicorp) at ‘BBB’ and the outlook at stable.

The information in this Form 6-K regarding the rating of Fitch Ratings has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Events and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency). The ratings of Fitch Ratings do not necessarily represent the opinion of Credicorp, nor should they be seen as a recommendation to buy shares or any other securities of Credicorp. Credicorp accepts no liability for the completeness, timeliness, accuracy or selection of such information.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2022

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

07 APR 2022

Fitch Affirms Banco de Credito del Peru at ‘BBB’; Outlook Stable

Fitch Ratings - New York - 07 Apr 2022: Fitch Ratings has affirmed Banco de Credito Del Peru S.A.’s (BCP) Viability Rating (VR) and Long-Term Issuer Default Ratings (IDRs) at ‘bbb’ and ‘BBB’, respectively. The Rating Outlook for the Long-Term IDRs is Stable. At the same time, Fitch Ratings has affirmed its holding company Credicorp Ltd IDR at ‘BBB’ with a Stable Outlook.

Fitch is also withdrawing BCP’s Support Rating and Support Rating Floor as they are no longer relevant to the agency’s coverage following the publication of Fitch’s updated Bank Rating Criteria on Nov. 12, 2021. In line with the updated criteria, Fitch has assigned a Government Support Rating (GSR) of ‘bbb-’ to BCP.

Key Rating Drivers

BCP

VR, IDRS AND SENIOR DEBT

BCP’s IDRs are driven by its VR of ‘bbb’, which is in line with the implied VR. Fitch believes the operating environment factor influences BCP ratings. The bank’s leading franchise and well diversified business profile, as well as its sound financial profile, underpin BCP’s ratings. BCP’s ratings are constrained to the sovereign level due to limited geographic diversification outside of Peru and material exposure to foreign currency.

The Stable Outlook on the Long-Term IDRs reflects Fitch’s view that BCP’s core financial metrics have sufficient headroom to maintain its current ratings, even if economic conditions are moderately weaker than Fitch’s base case because of external shocks or ongoing political and policy uncertainty.

BCP is the largest bank in the Peruvian financial system. It is the main subsidiary of Credicorp Ltd, the largest financial holding in Peru. At YE 2021, BCP’s consolidated numbers show a market share of 30.3% by loans and 29.9% by deposits. It enjoys leadership in all major segments and products.

BCP’s consolidated loan quality ratios were impacted by the maturity of loans related to Reactiva program after the grace period that started to finish in June 2021, as expected by Fitch. In consequence, some clients present delays in their payments and some other asked for refinancing. The bank’s consolidated PDL greater than 90 days slightly deteriorated to 3.06% at YE 2021 from 2.96% at YE 2020.

However, even with this deterioration, BCP’s asset quality is well within the benchmarks for its rating category. Loan impairment charges as a proportion of average gross loans ratio returned to pre- pandemic levels at YE 2021 (1.44%) following a sharp increase in 2020 due to the pandemic.

Consolidated reserve coverage is beginning to revert to historical levels (YE 2021: 199.8%; 2017-2019 average: 186.5%), but it still remains high and sufficient to cover expected losses.

BCP’s capital position benefits from conservative internal solvency limits, recurrent profitability, moderate asset growth, and conservative dividend policy. BCP’s FCC ratio stood at 12.48% at YE 2021, reflecting higher risk-weight average (RWA) density (risk weighted assets to total assets ratio). BCP’s regulatory capital ratio was 14.9% as of December 2021, remaining above the minimum expected regulatory ratio, including buffers, of 9.47%. Fitch expects improving profitability to support BCP’s FCC ratio at an adequate level in 2022, and when considered with material excess reserve coverage of impaired loans, will remain consistent with its current rating.

Historically, profitability has been a strength relative to domestic peers and is at the higher end of the benchmark range for its rating category. Lower loan impairment charges positively affected profitability, with net income close to 2019 levels. In addition, a positive impact came from liability management during 2021. On the other hand, operational expenses increased due to the bank’s digitalization strategy, including new infrastructure and new positions as well as the impact resulted from the branches’ adaptation.

The bank’s operating profit to risk weighted assets ratio increased significantly to 2.71% at YE 2021 (YE 2020: 0.67%. 2016-2019 average: 3.70%). Though this remains below pre-pandemic levels, Fitch expects profitability to recover to this level in the next 18 months. Gradual change of the business mix in favor of retail lending different to those from the Reactiva program should slightly pressure provision expenses upward.

BCP benefits from a well-diversified and low-cost deposit base consisting predominantly of demand and savings deposits, which comprised about 80% of customer deposits at YE 2021 BCP has the highest deposit market share in the country across all major products (32%) and has historically benefited from flight to quality in times of stress. BCP’s loan to deposit ratio was 101.9% at YE 2021, slightly below the ratio from 2020 when liquidity from Reactiva and the pension funds withdrawals were present in the system. Fitch expects this ratio to return to historical levels in 2022 as loan growth recovers in segments not related to government programs.

BCP’s senior unsecured bonds are rated at the same level as the bank’s IDRs, considering the absence of credit enhancement or any subordination feature.

Rating Sensitivities

Factors that could, individually or collectively, lead to negative rating action/ downgrade:

BCP

VR, IDRs AND SENIOR DEBT

--BCP IDRs are sensitive to a material deterioration in the local operating environment or a negative sovereign rating action;

--BCP’s VRs could be negatively affected if the banks’ asset quality deteriorates significantly and causes a sustained decline in the banks’ operating profits to RWA ratio to below 2.5% and in the bank’s FCC/ adjusted RWA ratio to less than 10% (assuming the maintenance of excess reserves and non-core loss absorbing capital) for more than four consecutive quarters;

--The ratings could also be pressured by a material deterioration of asset quality and profitability metrics due to the disruption of economic activity as a result of to the political turmoil;

--BCP’s senior debt ratings would move in line with its Long-Term IDR.

Factors that could, individually or collectively, lead to positive rating action/upgrade:

--There is limited upside potential for BCP’s ratings given the sovereign’s current rating and Outlook and under the light of the increasingly challenging operating environment;

--Over the medium term, ratings could be upgraded by the confluence of an improvement of the operating environment and the bank’s financial profile;

--BCP’s senior debt ratings would move in line with its Long-Term IDR.

OTHER DEBT AND ISSUER RATINGS: KEY RATING DRIVERS

GOVERNMENT SUPPORT RATING

Given its size and systemic importance, BCP is likely to receive support from the Peruvian government, should it be required, underpinning its GSR of ‘bbb’. The sovereign’s ability to provide support is reflected in its ‘BBB’/Stable IDR, which is underpinned by its sound financial position, ample international reserves and low debt levels. BCP’s 30% market share in deposits and its outsized presence in all business segments make it a crucial part of Peru’s financial sector.

OTHER DEBT AND ISSUER RATINGS: RATING SENSITIVITIES

Factors that could, individually or collectively, lead to negative rating action/ downgrade:

--BCP’s GSR would be affected if Fitch negatively changes its assessment of the government’s ability and/or willingness to support the bank.

Factors that could, individually or collectively, lead to positive rating action/upgrade:

--BCP’s GSR would be affected if Fitch positively changes its assessment of the government’s ability and/or willingness to support the bank.

SUBSIDIARIES & AFFILIATES: KEY RATING DRIVERS

CREDICORP LTD

IDRS AND SENIOR DEBT

Credicorp’s IDRs are driven primarily by the IDR of its main subsidiary, BCP, which has a strong business and financial profile. Credicorp’s Foreign Currency Long-Term IDR of ‘BBB’ with Stable Outlook is equalized to BCP’s rating.

The equalization is mainly driven by Credicorp’s low double leverage and its strong liquidity management. Double leverage is low and reached 101.8% (similar to that of YE 2020, 100.32%). There is a long track record of significant dividend flows that provide the bulk of Credicorp’s liquidity

Credicorp is a non-operating holding company that maintains an integrated business platform composed of leading Peruvian and Bolivian banking, insurance, pension, and asset and wealth management companies.

The capital structure of Credicorp’s benefits from its subsidiaries profitability, which allows Credicorp to maintain consistent dividend flows. Asset quality ratios on a consolidated basis were: 90-days impaired loans to total loan ratio at YE 2021 was at 2.85% (YE 2020: 2.78%) and reserve coverage was 201.7% (YE 2020: 258.2%).

Consolidated profitability is improving but still far from pre-pandemic levels (ROAE and ROAA at YE 2021: 14.26% and 1.50% respectively).

The senior global debt rating is at the same level as Credicorp’s Long-Term IDRs of ‘BBB+’, as the likelihood of default of the notes is the same as that of Credicorp.

SUBSIDIARIES AND AFFILIATES: RATING SENSITIVITIES

Factors that could, individually or collectively, lead to negative rating action/ downgrade:

CREDICORP LTD

IDRS AND SENIOR DEBT

--Credicorp’s IDRs would remain at the same level as BCP’s and would move in tandem with any rating actions on its main operating subsidiary. However, the relativity between these two entities’ ratings could also be affected and the holding company downgraded, in the event of a material and sustained increase in Credicorp’s double-leverage metrics (above 1.2x), and if Fitch perceives a material weakening of the holding company’s liquidity position and its management;

--Additionally, a change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratios could also be detrimental to its ratings;

--The ratings for Credicorp’s senior unsecured debt would move in line with Credicorp’s Long-Term IDR.

Factors that could, individually or collectively, lead to positive rating action/upgrade:

Factors that could, individually or collectively, lead to positive rating action/upgrade:

--Credicorp Ltd’s ratings would move in tandem with positive rating actions on its main operating subsidiary, BCP.

VR ADJUSTMENTS

--The Operating Environment score has been assigned above the implied score due to the following adjustment reason: Sovereign Rating (positive);

--The Capitalization and Leverage score has been assigned above the implied score due to the following adjustment reason: Reserve coverage and asset valuation (positive).

Best/Worst Case Rating Scenario

International scale credit ratings of Financial Institutions and Covered Bond issuers have a best-case rating upgrade scenario (defined as the 99th percentile of rating transitions, measured in a positive direction) of three notches over a three-year rating horizon; and a worst-case rating downgrade   scenario (defined as the 99th percentile of rating transitions, measured in a negative direction) of four notches over three years. The complete span of best- and worst-case scenario credit ratings for all    rating categories ranges from ‘AAA’ to ‘D’. Best- and worst-case scenario credit ratings are based on historical performance. For more information about the methodology used  to  determine  sector- specific best- and worst-case scenario credit ratings, visit https://www.fitchratings.com/site/re/ 10111579

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING

The principal sources of information used in the analysis are described in the Applicable Criteria.

Public Ratings with Credit Linkage to other ratings

The ratings of Credicorp Ltd are linked to Banco de Credito del Peru ratings as it is its main subsidiary.

ESG Considerations

Unless otherwise disclosed in this section, the highest level of ESG credit relevance is a score of ‘3’. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. For more information on Fitch’s ESG Relevance Scores, visit www.fitchratings.com/esg

Fitch Ratings Analysts

Robert Stoll
Director
Primary Rating Analyst
+1 212 908 9155
Fitch Ratings, Inc. Hearst Tower 300 W. 57th Street New York, NY 10019

Andres Marquez
Senior Director
Secondary Rating Analyst
+57 601 484 6771

Veronica Chau
Senior Director
Committee Chairperson
+52 81 4161 7069

Media Contacts

Sandro Scenga
New York
+1 212 908 0278
sandro.scenga@thefitchgroup.com

Rating Actions

ENTITY/DEBT	RATING			RECOVERY	PRIOR
Credicorp Ltd.	LT IDR	BBB	Affirmed		BBB
	ST IDR	F2	Affirmed		F2
• senior unsecured	LT	BBB	Affirmed		BBB
Banco de Credito del Peru S.A.	LT IDR	BBB	Affirmed		BBB
	ST IDR	F2	Affirmed		F2
	LC LT IDR	BBB	Affirmed		BBB

ENTITY/DEBT	RATING			RECOVERY	PRIOR
	LC ST IDR	F2	Affirmed		F2
	Viability	bbb	Affirmed		bbb
	Support	WD	Withdrawn		2
	Support Floor	WD	Withdrawn		BBB-
	Government Support	bbb-	New Rating
• senior unsecured	LT	BBB	Affirmed		BBB

RATINGS KEY	OUTLOOK	WATCH

POSITIVE

NEGATIVE

EVOLVING

STABLE

Applicable Criteria

Bank Rating Criteria (pub.12 Nov 2021) (including rating assumption sensitivity)

Future Flow Securitization Rating Criteria (pub.04 May 2021) (including rating assumption sensitivity)

Additional Disclosures

Solicitation Status

Endorsement Status

Banco de Credito del Peru S.A.	EU Endorsed, UK Endorsed

Credicorp Ltd.	EU Endorsed, UK Endorsed

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